July 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	J-Star Holding Co., Ltd.
Registration Statement on Form F-1
Initially Filed April 29, 2025, as amended
File No. 333-286805

Ladies and Gentlemen:

As the representative of the underwriters of the proposed offering of J-Star Holding Co., Ltd. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Tuesday, July 29, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that, through July 25, 2025, we distributed to each dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated May 16, 2025, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Ritesh Veera
Name:	Ritesh Veera
Title:	Co-Head of Investment Banking